Exhibit 12.1

Computation of Ratio of Earnings From Continuing Operations to Fixed Charges

(In millions, except ratio)

	Six Months Ended June 26, 2011	Fiscal Year
		2010	2009	2008	2007	2006
EARNINGS FROM CONTINUING OPERATIONS
Earnings from continuing operations before income taxes	$1,695	$3,826	$4,230	$4,626	$4,310	$3,546
Interest expense	169	345	308	332	341	361
Distributed (undistributed) earnings of equity investees, net	(30)	(81)	(60)	(43)	(57)	(20)
Portion of rents representative of an interest factor and other	27	48	53	48	44	48

Adjusted earnings from continuing operations before income tax	$1,861	$4,138	$4,531	$4,963	$4,638	$3,935

FIXED CHARGES
Interest expense	$169	$345	$308	$332	$341	$361
Portion of rents representative of an interest factor and other	27	48	53	48	44	48

Total fixed charges	$196	$393	$361	$380	$385	$409

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	9.5	10.5	12.6	13.1	12.0	9.6

Our computation of the ratio of earnings from continuing operations to fixed charges includes our consolidated subsidiaries and equity investees. “Earnings” are determined by adding “total fixed charges,” excluding interest capitalized, to earnings from continuing operations before income taxes, eliminating undistributed earnings of our equity investees and adding back losses of our equity investees. “Total fixed charges” consists of interest on all indebtedness, amortization of debt discount or premium, interest capitalized, and an interest factor attributable to rents.